Filed Pursuant to Rule 424(b)(7)
File No. 333-132297
PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED MARCH 10, 2006
$2,500,000,000
FLOATING RATE CONVERTIBLE SENIOR DEBENTURES DUE SEPTEMBER, 2036
     This prospectus supplement updates and amends certain information contained in the prospectus dated March 10, 2006, as supplemented by a prospectus supplement dated December 19, 2006 and by prospectus supplement No. 2 dated January 12, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $2,500,000,000 aggregate principal amount of our Floating Rate Convertible Senior Debentures due September, 2036 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus and any supplements or amendments thereto. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, the prospectus supplement dated January 12, 2007, and any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, the prospectus supplement dated January 12, 2007, and any amendments or supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus, the prospectus supplement dated January 12, 2007, or in any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus and the prospectus supplement dated January 12, 2007.
     The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page S-5 of the prospectus supplement dated January 12, 2007. You should consider these Risk Factors before purchasing these securities.
     The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, The Bank Insurance Fund or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
SELLING SECURITYHOLDERS
     The information in the table appearing under the caption “Selling Securityholders” in the prospectus supplement dated January 12, 2007 is modified by adding the information below with respect to selling securityholders not previously listed in the prospectus supplement dated January 12, 2007 or in any amendments or supplements thereto. To the extent that a selling securityholder is listed in both the table below and in the table appearing in the prospectus supplement dated January 12, 2007 or in any amendment or supplement thereto, the information set forth below regarding that selling securityholder supersedes the information in the prospectus supplement dated January 12, 2007 or in any amendments or supplements thereto.

	Principal	Shares of	Common	Debentures	Common
	Amount of	Common Stock	Stock Offered	Owned	Stock Owned
	Debentures	Beneficially	Upon	After	After
	Beneficially	Owned Upon	Conversion	Completion	Completion
	Owned and	Conversion of	of	of	of
Name	Offered	Debentures (1)	Debentures (1)	Offering (2)	Offering (2)
Akanthos Arbitrage Master Fund, L.P.	50,000,000	1,828,665	1,306,165	0	522,500
American Express Funds — Convertible Bonds	100,000	2,612	2,612	0	0
Attorneys’ Liability Assurance Society c/o Income Research & Management	530,000	13,845	13,845	0	0
BMO Nesbitt Burns Inc.	20,000,000	522,466	522,466	0	0
Credit Suisse International	80,000,000	2,089,864	2,089,864	0	0
Credit Suisse Securities, LLC	35,000,000	914,315	914,315	0	0
Delaware Dividend Income Fund	1,625,000	42,450	42,450	0	0
Delaware Investments Dividend & Income Fund	275,000	7,183	7,183	0	0
Delaware Investments Global Dividend & Income Fund	100,000	2,612	2,612	0	0
Dexia Asset Management on behalf of Dexia Money 6M	8,000,000	208,986	208,986	0	0
Dexia Asset Management on behalf of Rémunis	1,500,000	39,184	39,184	0	0
Dexia Court Terme	6,500,000	169,801	169,801	0	0
Dexia Money 3M	47,500,000	1,240,856	1,240,856	0	0
Lehman Brothers Inc.	3,000,000	78,369	78,369	0	0
President and Fellows of Harvard College	50,000,000	1,306,165	1,306,165	0	0
Royal Bank of Canada	20,000,000	522,466	522,466	0	0
S.A.C. Arbitrage Fund, LLC	1,000,000	26,123	26,123	0	0
Stark Master Fund Ltd.	45,000,000	1,175,548	1,175,548	0	0
Tamalpais Asset Management, L.P.	31,500,000	822,883	822,883	0	0
Other (3)(4)	824,971,000

(1)	Assumes conversion of all of the holders’ debentures at the maximum initial conversion rate of 26.1233 shares per debenture. However, the maximum conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights—Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Assumes that all of the debentures and/or all of the common stock into which the debentures are convertible are sold. No selling securityholder will own more than 1% of our outstanding common stock after the offering by such securityholder.

(3)	Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus supplement is a part or in additional prospectus supplements, as required.

(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in additional prospectus supplements and/or amendments to the registration statement of which this prospectus supplement is a part.
     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section of the prospectus supplement dated January 12, 2007 captioned “Plan of Distribution.”
     None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
The date of this prospectus supplement is February 16, 2007.